 Exhibit 99.1

Consolidated Financial Statements

September 30, 2009
(in United States Dollars, unless otherwise stated)

Consolidated Balance Sheets
(unaudited, in thousands of United States Dollars)
	September 30	December 31
	2009	2008
		(as restated, Note 17)

ASSETS
Current
Cash and cash equivalents	$12,287	$3,258
Receivables
Commodity taxes	7,437	8,762
Trade / other	5,785	4,932
Derivative assets	120	-
Inventories (Note 5)	70,739	60,128
Prepaid expenses and deposits	3,412	2,389
	99,780	79,469
Deposits on property, plant and equipment	5,061	4,930
Other long-term assets	4,037	4,653
Long-term ore stockpiles (Note 5)	-	2,201
Mining interests and property, plant and equipment	614,939	597,126
Goodwill	106,799	106,799
	$830,616	$795,178

LIABILITIES
Current
Payables and accruals	$38,119	$30,457
Current portion of long-term debt, capital leases and other long-term obligations (Note 6)	31,320	30,861
	69,439	61,318
Long-term debt and capital leases (Note 6)	8,284	7,991
Other long-term obligations (Note 6)	4,900	4,677
Asset retirement obligations	3,939	3,622
Employee future benefits	1,949	1,659
Future income taxes	89,013	77,301
	177,524	156,568
SHAREHOLDERS’ EQUITY
Capital stock	755,181	719,426
Contributed surplus	23,819	33,288
Deficit	(132,258)	(120,538)
Accumulated other comprehensive income	6,350	6,434
	653,092	638,610
	$830,616	$795,178

Nature of operations and going concern assumption (Note 1)
Subsequent events (Note 18)

Signed on behalf of the Board:	“Signed”	“Signed”
	René Marion, Director	Ronald Smith, Director

See accompanying notes to the unaudited consolidated financial statements.

Consolidated Statements of Operations and Comprehensive (Loss) / Income
(unaudited, in thousands of United States Dollars except per share data)
	Three months ended		Nine months ended
	September 30	September 30	September 30	September 30
	2009	2008	2009	2008
		(as restated,		(as restated,
		Note 17)		Note 17)

Revenue from mining operations	$47,906	$48,342	$138,581	$164,260
Expenses
Production costs, excluding amortization & depletion	23,845	42,440	69,391	103,130
Refining costs	790	361	2,147	1,154
General and administrative costs	13,900	8,177	29,824	20,771
Amortization, depletion and accretion	11,488	11,591	31,328	31,376
	50,023	62,569	132,690	156,431
(Loss) / earnings before other items	(2,117)	(14,227)	5,891	7,829
Interest on long-term debt	(559)	(241)	(2,467)	(1,158)
Foreign exchange (loss) / gain	(4,453)	5,252	(9,548)	2,176
Interest and other income	111	64	500	237
	(4,901)	5,075	(11,515)	1,255

(Loss) / earnings before income taxes	(7,018)	(9,152)	(5,624)	9,084

Future income tax (recovery) / expense	(998)	(4,742)	3,298	(1,715)
Current tax expense / (recovery)	1,000	(957)	2,798	2,360
	2	(5,699)	6,096	645

Net (loss) / earnings	$(7,020)	$(3,453)	$(11,720)	$8,439

Other comprehensive loss	(74)	-	(84)	-

Total comprehensive (loss) / income	$(7,094)	$(3,453)	$(11,804)	$8,439

Net (loss) / earnings per share (Note 7)
Basic	$(0.06)	$(0.03)	$(0.10)	$0.07
Diluted	$(0.06)	$(0.03)	$(0.10)	$0.07

Weighted average shares outstanding (Note 7)
Basic	123,273,737	119,815,324	122,859,301	118,809,550
Diluted	123,273,737	119,815,324	122,859,301	121,149,669

See accompanying notes to the unaudited consolidated financial statements.

Consolidated Statements of Cash Flows
(unaudited, in thousands of United States Dollars)
	Three months ended		Nine months ended
	September 30	September 30	September 30	September 30
	2009	2008	2009	2008
		(as restated,		(as restated,
		Note 17)		Note 17)

OPERATING ACTIVITIES
Net (loss) / earnings	$(7,020)	$(3,453)	$(11,720)	$8,439
Cash received / (premium paid) on currency options	138	-	(240)	-
Payment on other long-term obligations	(402)	-	(727)	-
Items not affecting cash (Note 8)	18,500	2,158	53,411	29,661
Change in non-cash operating working capital (Note 8)	2,659	8,366	5,897	7,868

	13,875	7,071	46,621	45,968

INVESTING ACTIVITIES
(Increase) / decrease in deposits on property, plant and equipment	(297)	544	(131)	(583)
Proceeds on sale of property, plant and equipment	10,025	-	17,201	-
Expenditures on mining interests and property,
plant and equipment	(18,463)	(17,424)	(54,216)	(50,430)
	(8,735)	(16,880)	(37,146)	(51,013)

FINANCING ACTIVITIES
Repayment of capital lease obligations	(3,824)	(695)	(6,464)	(1,923)
Proceeds from long-term debt	11,500	5,000	11,500	9,380
Repayment of long-term debt	(22,518)	(919)	(22,548)	(8,091)
Proceeds from exercise of options	38	3,010	17,066	6,772
	(14,804)	6,396	(446)	6,138

Net (decrease) / increase in cash and cash equivalents	(9,664)	(3,413)	9,029	1,093

Cash and cash equivalents, beginning of period	21,951	8,215	3,258	3,709

Cash and cash equivalents, end of period	$12,287	$4,802	$12,287	$4,802

Cash and cash equivalents is comprised of the following:

Cash	$8,740	$4,802	$8,740	$4,802
Temporary investments	3,547	-	3,547	-
	$12,287	$4,802	$12,287	$4,802

See accompanying notes to the unaudited consolidated financial statements.

Consolidated Statements of Shareholders’ Equity
(unaudited, in thousands of United States Dollars)
For the nine months ended	September 30	September 30
	2009	2008
		(as restated, Note 17)

Capital stock
Balance, beginning of period	$719,426	$699,512
For cash pursuant to exercise of stock options	17,067	6,772
Fair value of share-based compensation	18,688	12,693
Balance, end of period	$755,181	$718,977

Contributed surplus
Balance, beginning of period	$33,288	$42,373
Fair value of share-based compensation	(18,688)	(12,693)
Forfeitures of stock options	(142)	(471)
Share-based compensation	9,361	3,281
Balance, end of period	$23,819	$32,490

Deficit
Balance, beginning of period	$(120,538)	$(161,669)
Application of new inventory standard (Note 17)	-	1,137
Net (loss) / earnings	(11,720)	8,439
Balance, end of period	$(132,258)	$(152,093)

Accumulated other comprehensive income
Balance, beginning of period	$6,434	$6,434
Reclassification of gains on cash flow hedges to net earnings	(10)
Unrealized loss on derivative assets	(74)	-
Balance, end of period	$6,350	$6,434

Total shareholders’ equity	$653,092	$605,808

See accompanying notes to the unaudited consolidated financial statements.

Notes to the Consolidated Financial Statements
(Unaudited, in thousands of United States dollars unless otherwise stated)

1.

Nature of operations and going concern assumption

Gammon Gold Inc. (the “Company”) is a publicly traded company engaged in the mining, development, exploration and acquisition of resource properties. The Company’s common shares are listed on the Toronto Stock Exchange (TSX: GAM) and the New York Stock Exchange (NYSE: GRS).

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. The future of the Company is dependent on its ability to raise capital, its ability to generate sufficient cash flow from the Ocampo and El Cubo properties to make required debt repayments and fund capital expenditures, fluctuations in foreign currency exchange rates, and the market price of gold and silver. During the current period, the Company generated positive cash flows from operations and has forecasted continuing positive earnings and cash flows in future years, thereby making the going concern assumption appropriate. If the going concern assumption were not appropriate for these financial statements then adjustments would be necessary to the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

2.

Basis of presentation

The consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles, except that they do not contain all of the disclosures required for annual financial statements. The interim consolidated financial statements have been prepared using the same accounting policies and methods of computation as the consolidated financial statements for the year ended December 31, 2008, except as noted, and in the opinion of management, contain all adjustments necessary to fairly present the financial statements. These interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2008.

3.

Changes in accounting policies

(i)

EIC-174, Mining Exploration Costs

Effective March 27, 2009, the Company adopted EIC 174, Mining Exploration Costs. This abstract provides additional guidance on determining when exploration costs related to mining properties can be capitalized as well as clarification on impairment indicators for exploration costs that have previously been capitalized. This abstract did not have any effect on the Company’s financial results.

(ii)

Section 3064, Goodwill and Intangible Assets

Effective January 1, 2009, the Company adopted Section 3064, Goodwill and Intangible Assets, which replaced existing Section 3062, Goodwill and Other Intangible Assets. This new section establishes standards for the recognition of internally developed intangible assets. The standards for the recognition and impairment testing of goodwill are carried forward unchanged. This new standard did not have any effect on the Company’s financial results.

(iii)

EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

Effective January 1, 2009, the Company adopted EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. This abstract requires that credit risk be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. This new standard did not have any effect on the Company’s financial results.

Notes to the Consolidated Financial Statements
(Unaudited, in thousands of United States dollars unless otherwise stated)

4.

Recent accounting pronouncements

The following is an overview of recent accounting pronouncements that the Company will be required to adopt in future periods:

(i)

Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements and Section 1602, Non-controlling Interests

In January 2009, the CICA issued Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests which replace Section 1581, Business Combinations and Section 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for business combinations with acquisition dates on or after January 1, 2011. Early adoption of this section is permitted. Section 1601, together with Section 1602, establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for fiscal years beginning on or after January 1, 2011. Early adoption of this section is permitted. If the Company chooses to early adopt any one of these sections, the other two sections must also be adopted at the same time.

(ii)

Section 3862, Financial Instruments – Disclosures

In May 2009, the CICA amended Section 3862, Financial Instruments – Disclosures, to include additional disclosure requirements regarding fair value measurements for financial instruments and liquidity risk. These amendments require a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant outputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement. These amendments are effective for the Company on December 31, 2009.

(iii)

International Financial Reporting Standards

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February of 2008, the AcSB announced that 2011 is the changeover date for publicly accountable enterprises to use IFRS. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company is currently evaluating the specific impacts of IFRS and developing recommendations and accounting policies, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

5.

Inventories

	September 30	December 31
	2009	2008
		(as restated)
Supplies	$16,147	$14,073
Ore stockpiles	4,575	3,534
Ore in process	47,985	43,832
Finished product	2,032	890
	70,739	62,329
Less: Long-term ore stockpiles	-	(2,201)
	$70,739	$60,128

During the three and nine months ended September 30, 2009 the Company recognized $392 and $1,210 of inventory net realizable valuation adjustments as an expense. As a result of the increase in expected future commodity prices during the year-to-date, the Company recognized net realizable value adjustment reversals in the three and nine months year-to-date, which had the effect of decreasing expenses by $117 and $324, for an overall net realizable value adjustment expense of $275 and $885 for the three and nine months ended September 30, 2009 (three months and six months ended September 30, 2008 – $5,252 and $5,870).

Notes to the Consolidated Financial Statements
(Unaudited, in thousands of United States dollars unless otherwise stated)

6.

Long-term debt, capital leases and other long-term obligations

On August 25, 2009, the Company entered into a transaction whereby several pieces of equipment were sold and subsequently leased back. The transaction resulted in a capital lease obligation of $6,900, an increase in property, plant and equipment of $404, and a deferred gain of $404, included in other long-term obligations, on the sale of the equipment which will be amortized over the 36 month term of the lease. On February 20, 2009, the Company entered into a similar transaction to that discussed above. This transaction had the effect of increasing capital lease obligations by $5,091 and increasing property, plant and equipment by $306. The Company has recognized a deferred gain of $181, included in other long-term obligations, which will be amortized over the 36 month term of the lease.

The Company’s credit facility contains a number of financial and operational covenants and is secured by a first-ranking lien on all present and future assets, property and undertaking of the Company. During the second quarter, the Company and its current lending syndicate amended the credit facility to revise the amortization repayment schedule and to remove production and operational covenants. Refer to note 12 for details on the timing of the required contractual repayments under this facility.

7.

Net (loss) / earnings per share

Basic net (loss) / earnings per share is calculated based on the weighted average number of shares outstanding during the three and nine months ended September 30, 2009 of 123,273,737 and 122,859,301, respectively (three and nine months ended September 30, 2008 – 119,815,324 and 118,809,550, respectively). Diluted net (loss) / earnings per share is based on the assumption that options under the stock option plan that have an exercise price less than the average market price of the Company’s common shares during the period have been exercised on the later of the beginning of the period and the date granted. As of September 30, 2009, 5,692,310 stock options were excluded from the computation of diluted earnings per share for the three and nine month periods ended because their effect would have been anti-dilutive (three and nine months ended September 30, 2008 – 8,588,760 and 3,217,110).

8.

Supplemental cash flow information

		Three months ended		Nine months ended
		September 30	September 30	September 30	September 30
		2009	2008	2009	2008
Items not affecting cash:			(as restated)		(as restated)
Amortization, depletion and accretion		11,506	11,593	31,373	31,378
Transaction costs		185	-	821	-
Unrealized foreign exchange loss / (gain)		4,577	(6,363)	10,099	(2,965)
Stock option expense, net of forfeitures		3,147	1,598	5,649	3,003
Employee future benefits		(185)	230	218	790
Future income tax (recovery) / expense		(998)	(4,742)	3,298	(1,715)
Derivative assets and liabilities		35	-	35	-
Other long-term obligations		(1,669)	(332)	1,300	(1,004)
Other long-term assets		1,902	174	618	174
		$18,500	$2,158	$53,411	$29,661

Change in non-cash working capital:
Receivables		$1,549	$(3,886)	$570	$(8,224)
Prepaids and deposits		564	(1,241)	(1,092)	(580)
Inventories		(2,862)	2,825	(3,048)	(5,463)
Payables and accruals		3,408	10,668	9,467	22,135
		$2,659	$8,366	$5,897	$7,868

Interest paid		$212	$374	$1,841	$1,570
Taxes paid	$	Nil	$135	$1,109	$1,907

Notes to the Consolidated Financial Statements
(Unaudited, in thousands of United States dollars unless otherwise stated)

9.

Employee future benefits

The Company accrues employee future benefits for workers in Mexico in accordance with statutory requirements. All employee future benefit plans are unfunded, and have measurement dates and actuarial valuation dates of December 31st. During the third quarter, the President and Chairman, who was entitled to a lump sum retirement benefit at age 65, announced his retirement and forfeited his post-employment benefit. As a result, the liability previously recognized for this post-employment benefit was reversed during the quarter. For the three and nine months ended September 30, 2009, the Company has recorded ($152) and $267 in employee future benefit expenses (three and nine months ended September 30, 2008 - $321 and $954 respectively).

10.

Employee share purchase plan

During the quarter, the Company established an Employee Share Purchase Plan which enables employees to purchase Company shares through payroll deduction. Employees can contribute up to 10% of their annual base salary, and the Company will match 75% of the employees’ contributions. The common shares are purchased based on the volume weighted average closing price of the last five days prior to the end of the quarter. During the third quarter, the Company contributed $42 to this plan.

11.

Related party transactions

The Company had the following related party transactions, which were in the normal course of operations and measured at the exchange amount:

	Three months ended		Nine months ended
	September 30	September 30	September 30	September 30
	2009	2008	2009	2008
(a) Production costs – labour	$7,540	$8,355	$24,182	$26,007
(a) Mining interests – labour	2,099	319	4,601	1,011
(b) Production costs – consumables	2,608	6,704	11,254	11,166
(c) Capital assets	-	94	-	94
	$12,247	$15,472	$40,037	$38,278

(a)	The Company pays a third party company related to a director for the provision of workers in the Mexican operations at cost plus 8 – 10%.

(b)	The Company pays a third party company related to a director for the provision of lubricant and fuel, the prices of which are regulated in Mexico.

(c)	The Company paid a director, or a third party company related to a director, for the provision and construction of production and support facilities and mineral properties.

As at September 30, 2009, the Company had included $2,033 (December 31, 2008 - $1,922) in payables and accruals and $400 (December 31, 2008 - $1,022) in prepaids and deposits, representing the amounts owing or paid to these related parties.

12.

Financial instruments and risk management

The Company’s financial instruments consist of cash and cash equivalents, receivables, payables and accruals, long-term debt, obligations under capital leases and risk management assets and liabilities arising from the use of currency derivative financial instruments. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. Some of the Company’s receivables and payables are denominated in Mexican Pesos or Canadian dollars. Balances are translated at the period end based on the Company’s accounting policy as set out in Note 3(c) to the annual consolidated financial statements.

The Company has applied cash flow hedge accounting for all outstanding derivative financial instruments as at September 30, 2009.

Notes to the Consolidated Financial Statements
(Unaudited, in thousands of United States dollars unless otherwise stated)

Fair values of financial instruments

The Company estimates that the fair value of its cash and cash equivalents, receivables, payables and accruals, long-term debt and lease obligations approximate the carrying value of the assets and liabilities due to the relatively short-term nature of these instruments. The Company’s fair value estimates for derivative contracts are based on quoted market prices for comparable contracts. These estimates represent the amount that the Company would have received from (or paid to) a counterparty to settle the contract at the balance sheet date.

Risks

In the normal course of operations, the Company is exposed to commodity price, interest rate, foreign currency exchange, credit and liquidity risks. The Company has developed a risk management process to identify, analyze, and assess these risks, and has formed a Risk Committee to monitor these risks. The Board of Directors has overall responsibility for the oversight of the Company’s risk management framework, and receives regular reports from the Risk Committee.

Commodity price risk

The profitability of the Company’s gold mining operations will be significantly affected by changes in the market prices for gold and silver. Gold and silver prices fluctuate on a daily basis and are affected by numerous factors beyond the Company’s control. The supply and demand for gold and silver, the level of interest rates, the rate of inflation, investment decisions by large holders of gold and silver, including governmental reserves, and the stability of exchange rates can all cause significant fluctuations in gold and silver prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems, and political developments. From time to time, the Company will enter into zero cost collars or other financial instruments to manage short term commodity price fluctuations. At September 30, 2009, the Company did not have any commodity-related financial instruments outstanding.

Interest rate risk

The Company is exposed to interest rate risk on its variable rate debt. The Company has not entered into any agreements to hedge against unfavourable changes in interest rates. If interest rates had been 50 basis points higher during the three months ended September 30, 2009, equity and net earnings would have decreased by $38, arising mainly as a result of higher interest rates on variable borrowings. This analysis assumes that other variables remain constant (a 50 basis points decrease in interest rates would have had the equal but opposite effect).

Foreign currency exchange rate risk

All metal sales revenues for the Company are denominated in US dollars. The Company is primarily exposed to currency fluctuations relative to the US dollar on expenditures that are denominated in Canadian dollars (CAD) and Mexican pesos (MXN). These potential currency fluctuations could have a significant impact on production costs and thereby, the profitability of the Company. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities.

At September 30, 2009, the Company’s balance sheet exposure to foreign currency exchange risk in Canadian dollars and Mexican pesos was as follows:

	CAD	MXN
Cash and cash equivalents	$58	$53,462
Receivables	743	98,372
Payables and accruals	(13,716)	(161,373)
Long-term debt and capital leases	(176)	-
Future income tax liabilities	(65,883)	(371,608)
Net balance sheet exposure	$(78,974)	$(381,147)

Notes to the Consolidated Financial Statements
(Unaudited, in thousands of United States dollars unless otherwise stated)

A 10% weakening / (strengthening) of these currencies against the US dollar at September 30th would have increased / (decreased) equity and net earnings by the amounts shown below. This analysis assumes that other variables, in particular interest rates, remain constant.

Equity / earnings
Translation of net CAD exposure	$6,696
Translation of net MXN exposure	2,570

As at September 30, 2009, the Company held option contracts to hedge against the risk of an increase in the value of the Mexican peso versus the United States dollar. The Company has the right to purchase Mexican pesos amounting to $3,000 USD at a strike price of 14 pesos to 1 US dollar. These currency hedges have been accounted for as cash flow hedges of salary and benefit costs denominated in Mexican pesos and settle at various dates between October 1, 2009 and December 31, 2009. These contracts had a fair value of $184 at June 30, 2009 and $120 at September 30, 2009, with the difference of ($64) recognized in Accumulated Other Comprehensive Income (AOCI). Upon exercise or expiry of an option, the cumulative gain or loss within AOCI will be reclassified to inventory to be recognized in income at the same time as the related production cost. Options exercised during the three months ended September 30, 2009 resulted in a $10 reclassification to net earnings from AOCI and increased inventories by $34.

Credit risk

Credit risk relates to receivables and other contracts, and arises from the possibility that any counterparty to an instrument fails to perform. For cash and cash equivalents and receivables, the Company’s credit risk is limited to the carrying amount on the balance sheet. The Company manages credit risk by transacting with highly-rated counterparties and establishing a limit on contingent exposure for each counterparty based on the counterparty’s credit rating. Exposure on receivables is limited as the Company sells its products to a small number of organizations, on which the historical level of defaults is minimal.

Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they become due. The Company manages this risk through regular monitoring of its cash flow requirements to support ongoing operations and expansionary plans. The Company ensures that there are sufficient committed loan facilities to meet its business requirements, taking into account anticipated cash flows from operations and holdings of cash and cash equivalents.

The following are the contractual maturities of financial liabilities, including interest payments:

	Carrying	Contractual	Less than	6 - 12	1 - 2	2 – 5	More than
	amount	cash flows	6 months	months	years	years	5 years
Payables and accruals	$38,119	$38,119	$38,119	$-	$-	$-	$-
Long-term debt and
capital leases	38,854	40,899	29,219	2,632	4,979	4,069	-
Other long-term obligations	4,297	5,343	763	-	763	2,290	1,527

	$81,270	$84,361	$68,101	$2,632	$5,742	$6,359	$1,527

13.

Capital management

The primary objective of managing the Company’s capital is to ensure that there is sufficient available capital to support the funding requirements of the Company, including capital expenditures, in a way that optimizes the cost of capital and shareholder returns, and ensures that the Company remains in a sound financial position. There were no changes to the Company’s overall capital management approach during the current quarter.

The capital of the Company consists of items included in shareholders’ equity and debt obligations. The Company manages and makes adjustments to the capital structure as opportunities arise in the market place, as and when borrowings mature, or when funding is required. This may take the form of raising equity or debt.

Notes to the Consolidated Financial Statements
(Unaudited, in thousands of United States dollars unless otherwise stated)

The Company monitors capital through the gross debt to total equity ratio, and targets a ratio of less than 25%. As at September 30, 2009, the ratio of gross debt to total equity was 5.95% (December 31, 2008 – 6.02%), calculated as follows:

	September 30, 2009	December 31, 2008
		(as restated, Note 17)
Current portion of long-term debt and capital leases	$30,570	$30,461
Long-term debt and capital leases	8,284	7,991
Gross debt	38,854	38,452

Shareholders’ equity	$653,092	$638,610

Gross debt / Shareholders’ equity	5.95%	6.02%

14.

Commitments

Compania Minera Las Torres S.A. de C.V. (“Las Torres”)

On September 4, 2009, the Company renegotiated an extension of its mining lease agreement with Las Torres for an additional three year period. Pursuant to the revised agreement, the Company re-acquired the right to explore, develop and mine the Las Torres Gold-Silver property located in Guanajuato State, Mexico. The terms and conditions of the agreement are consistent with the original agreement except that the Company is now required pay $20.00 per gold equivalent ounce of ore processed at the Las Torres mill from existing El Cubo claims. In addition, the Company’s lease payments, royalty payments and processing payments described above must total a minimum of $2,000 annually.

15.

Segmented information

Information is reported on a mine by mine basis, and therefore the Company’s operating segments are represented by the individual mines and the corporate operations. Revenue in both mining segments is derived from the sale of gold and silver.

The following are the operating results by segment:

		Three months ended September 30, 2009
	Ocampo	El Cubo	Other	Total
Revenue from mining operations	$35,538	$12,368	$-	$47,906
Production costs	15,243	8,602	-	23,845
Refining costs	618	172	-	790
General and administrative	2,833	772	10,295	13,900
Amortization and depletion	7,249	4,213	26	11,488
	25,943	13,759	10,321	50,023
Earnings / (loss) before other items	$9,595	$(1,391)	$(10,321)	$(2,117)
Expenditures related to mining interests
and property, plant and equipment	$15,965	$2,326	$172	$18,463

Notes to the Consolidated Financial Statements
(Unaudited, in thousands of United States dollars unless otherwise stated)

		Three months ended September 30, 2008
	(as restated, Note 17)
	Ocampo	El Cubo	Other	Total
Revenue from mining operations	$36,490	$11,852	$-	$48,342
Production costs	30,365	12,075	-	42,440
Refining costs	258	103	-	361
General and administrative	3,251	669	4,257	8,177
Amortization and depletion	8,128	3,437	26	11,591
	42,002	16,284	4,283	62,569
Loss before other items	$(5,512)	$(4,432)	$(4,283)	$(14,227)
Expenditures related to mining interests
and property, plant and equipment	$11,336	$6,084	$4	$17,424

		Nine months ended September 30, 2009
	Ocampo	El Cubo	Other	Total
Revenue from mining operations	$110,796	$27,785	$-	$138,581
Production costs	49,325	20,066	-	69,391
Refining costs	1,663	484	-	2,147
General and administrative	6,032	1,765	22,027	29,824
Amortization and depletion	21,790	9,432	106	31,328
	78,810	31,747	22,133	132,690
Earnings / (loss) before other items	$31,986	$(3,962)	$(22,133)	$5,891
Expenditures related to mining interests
and property, plant and equipment	$48,483	$5,535	$198	$54,216

		Nine months ended September 30, 2008
	(as restated, Note 17)

	Ocampo	El Cubo	Other	Total
Revenue from mining operations	$117,802	$46,458	$-	$164,260
Production costs	68,964	34,166	-	103,130
Refining costs	779	375	-	1,154
General and administrative	7,082	1,761	11,928	20,771
Amortization and depletion	20,383	10,922	71	31,376
	97,208	47,224	11,999	156,431
Earnings / (loss) before other items	$20,594	$(766)	$(11,999)	$7,829
Expenditures related to mining interests
and property, plant and equipment	$38,245	$12,010	$175	$50,430

Notes to the Consolidated Financial Statements
(Unaudited, in thousands of United States dollars unless otherwise stated)

The following are the total assets by segment:

	Ocampo	El Cubo	Other	Total
Total assets as at September 30, 2009	$446,258	$378,169	$6,189	$830,616
Total assets as at December 31, 2008 (as restated)	$411,510	$382,544	$1,124	$795,178

All goodwill included on the balance sheet relates to the El Cubo operating segment.

16.

Comparative figures

Certain of the comparative figures for the prior period have been reclassified to conform with the financial statement presentation adopted for September 30, 2009.

17.

Restatement of consolidated financial statements

During the preparation of the June 30, 2009 interim consolidated financial statements, the Company determined that certain items in the December 31, 2008 consolidated financial statements had been incorrectly translated into the Company’s functional currency, the United States dollar, and that upon initial adoption of Section 3031, Inventories, on January 1, 2008, a reversal should have been recorded for previously recognized net realizable value adjustments.

Foreign currency translation:

In the Company’s Mexican operations, inventory is initially recorded in Mexican pesos. When translating these balances to the US dollar, the Company used the current exchange rate instead of the rate in effect when the costs were incurred. The impact of this adjustment was to change the inventory balances and production costs in each period. There was no income tax effect as a result of this adjustment.

Net realizable value adjustments:

Section 3031, Inventories, requires that when the net realizable value of inventory increases, previously recorded adjustments to reduce inventory to its net realizable value are reversed. On implementation of this section on January 1, 2008 the Company did not identify that there were previous net realizable value adjustments that were required to be reversed. The effect of this restatement is to increase inventories by $1.6 million at January 1, 2008, with a $1.1 million increase to deficit and a $0.5 million increase to future income tax liabilities.

The following table outlines the impact of the adjustment by financial statement line item in the Company’s consolidated balance sheet, consolidated statement of operations, and consolidated statement of cash flows. Only those line items impacted by the restatement have been disclosed.

Notes to the Consolidated Financial Statements
(Unaudited, in thousands of United States dollars unless otherwise stated)

		Foreign	Net realizable
	Previously	currency	value
	reported	adjustments	adjustments	As restated
Consolidated balance sheet at December 31, 2008:
Inventories	$49,318	$9,231	1,579	$60,128
Long term ore stockpiles	2,119	82	-	2,201
Deficit	(131,430)	9,313	1,579	(120,538)

Statement of operations for three months ending September 30, 2008:
Production costs, excluding amortization and depletion	$41,220	$1,220	-	$42,440
Amortization, depletion and accretion	11,486	105	-	11,591
Foreign exchange gain	1,293	3,959	-	5,252
Future tax recovery	(4,300)	-	(442)	(4,742)
Net loss	(6,529)	2,634	442	(3,453)

Statement of operations for nine months ending September 30, 2008:
Production costs, excluding amortization and depletion	$104,220	$(1,090)	-	$103,130
Amortization, depletion and accretion	31,941	(565)	-	31,376
Foreign exchange gain / (loss)	4,316	(2,140)	-	2,176
Future tax recovery	(1,273)	-	(442)	(1,715)
Net earnings	8,482	(485)	442	8,439

Statement of cash flows for three months ending September 30, 2008:
Net loss	$(6,529)	$2,634	442	$(3,453)
Amortization, depletion and accretion	11,486	107	-	11,593
Unrealized foreign exchange (gain) / loss	(2,996)	(3,367)	-	(6,363)
Future tax recovery	(4,300)	-	(442)	(4,742)
Change in inventories	2,199	626	-	2,825
Total operating cash flow	7,071	-	-	7,071

Statement of cash flows for nine months ending September 30, 2008:
Net earnings	$8,482	$(485)	442	$8,439
Amortization, depletion and accretion	31,941	(563)	-	31,378
Unrealized foreign exchange (gain) / loss	(5,410)	2,445	-	(2,965)
Future tax recovery	(1,273)	-	(442)	(1,715)
Change in inventories	(4,066)	(1,397)	-	(5,463)
Total operating cash flow	45,968	-	-	45,968

Notes to the Consolidated Financial Statements
(Unaudited, in thousands of United States dollars unless otherwise stated)

18.

Subsequent events

On October 22, 2009, following an underwriting agreement with a syndicate of underwriters, the Company issued 12,926,000 common shares, including the over-allotment option, at a price of $8.90 per common share, for gross proceeds of $115,041 (net proceeds of approximately $109,000).

On October 29, 2009, the Company made a payment of $7,758 (Canadian dollars) related to severance costs owing upon the retirement of the President and Chairman. This amount was included in payables and accruals as at September 30, 2009.

On November 5, 2009, the Company renegotiated its credit facility with the Bank of Nova Scotia in advance of its upcoming expiry. The revised agreement provides for a $30 million revolving facility, which may be increased to $50 million, provided that the Bank of Nova Scotia’s exposure does not exceed $30 million. The revised agreement expires 24 months from the date of closing, and contains various operational and financial covenants.